UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Marvell Technology Group Ltd.
(Name of Issuer)

Common Stock, $0.002 par value per share
(Title of Class of Securities)

G5876H105
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,735,577
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,735,577
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,735,577*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

* Includes 13,323,422 Shares underlying call options exercisable within 60 days hereof.

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,956,954
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 13,956,954
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,956,954*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON CO

* Includes 11,287,308 Shares underlying call options exercisable within 60 days hereof.

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,642,614
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,642,614
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,642,614*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 1,308,889 Shares underlying call options exercisable within 60 days hereof.

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 907,914
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 907,914
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 907,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 727,225 Shares underlying call options exercisable within 60 days hereof.

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 907,914
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 907,914
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 907,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 727,225 Shares underlying call options exercisable within 60 days hereof.

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 907,914
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 907,914
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 907,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 727,225 Shares underlying call options exercisable within 60 days hereof.

1	NAME OF REPORTING PERSON STARBOARD LEADERS JULIET LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,545,184
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,545,184
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,545,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,545,184
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,545,184
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,545,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON STARBOARD LEADERS SELECT II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,886,770
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,886,770
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,886,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON STARBOARD LEADERS SELECT II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,886,770
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,886,770
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,886,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON STARBOARD LEADERS SELECT FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,886,770
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,886,770
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,886,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON STARBOARD T FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,955,667
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,955,667
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,955,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,387,621
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 16,387,621
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,387,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,387,621
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 16,387,621
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,387,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,735,577
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,735,577
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,735,577*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

* Includes 13,323,422 Shares underlying call options exercisable within 60 days hereof.

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,735,577
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,735,577
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,735,577*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

* Includes 13,323,422 Shares underlying call options exercisable within 60 days hereof.

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,735,577
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,735,577
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,735,577*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

* Includes 13,323,422 Shares underlying call options exercisable within 60 days hereof.

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 34,735,577
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 34,735,577
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,735,577*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

* Includes 13,323,422 Shares underlying call options exercisable within 60 days hereof.

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 34,735,577
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 34,735,577
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,735,577*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

* Includes 13,323,422 Shares underlying call options exercisable within 60 days hereof.

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 34,735,577
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 34,735,577
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,735,577*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

* Includes 13,323,422 Shares underlying call options exercisable within 60 days hereof.

1	NAME OF REPORTING PERSON RICHARD S. HILL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON OLEG KHAYKIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON JEFFREY S. MCCREARY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.002 par value per share (the “Shares”), of Marvell Technology Group Ltd. (the “Issuer”).  The address of the principal executive offices of the Issuer is Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(vi)	Starboard Leaders Juliet LLC, a Delaware limited liability company (“Starboard Juliet LLC”), with respect to the Shares directly and beneficially owned by it;

(vii)	Starboard Leaders Fund LP (“Starboard Leaders Fund”), as a member of Starboard Juliet LLC;

(viii)	Starboard Leaders Select II LP, a Delaware limited partnership (“Starboard Select II LP”), with respect to the Shares directly and beneficially owned by it;

(ix)	Starboard Leaders Select II GP LLC (“Starboard Select II GP”), as the general partner of Starboard Select II LP;

(x)	Starboard Leaders Select Fund LP (“Starboard Select Fund”), as the sole member of Starboard Select II GP;

(xi)	Starboard T Fund LP, a Delaware limited partnership (“Starboard T LP”), with respect to the Shares directly and beneficially owned by it;

(xii)	Starboard Value A LP (“Starboard A LP”), as the general partner of Starboard Leaders Fund, Starboard Select Fund and Starboard T LP and the managing member of Starboard Juliet LLC;

(xiii)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;

(xiv)
Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP, Starboard T LP, Starboard Leaders Fund, Starboard Select Fund and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(xv)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(xvi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(xvii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(xviii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xix)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xx)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xxi)	Richard S. Hill, Oleg Khaykin and Jeffrey S. McCreary, who are serving as advisors to Starboard Value LP in connection with its investment in the Issuer, as further described in Items 4 and 6 below.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Juliet LLC, Starboard Leaders Fund, Starboard Select II LP, Starboard Select II GP, Starboard Select Fund, Starboard T LP, Starboard A LP, Starboard A GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.  The principal business address of Mr. Hill is 1 Hughes Center Drive, Unit 1604, Las Vegas, Nevada 89169.  The principal business address of Mr. Khaykin is 2509 Walnut Ave., Manhattan Beach, California 90266.  The principal business address of Mr. McCreary is 21 Ridgetop Circle, Sante Fe, New Mexico 87506.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP and Starboard T LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  The principal business of each of Starboard Leaders Fund and Starboard Select Fund is serving as a private investment partnership. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP, Starboard T LP, Starboard Leaders Fund, Starboard Select Fund and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP. Starboard Select II GP serves as the general partner of Starboard Select II LP.  Starboard A LP serves as the general partner of Starboard Leaders Fund, Starboard Select Fund and Starboard T LP and the managing member of Starboard Juliet LLC.  Starboard A GP serves as the general partner of Starboard A LP.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.  The principal occupation of Mr. Hill is serving as Chairman of the Board of Directors of Tessera Technologies, Inc., which develops, invests in, licenses and delivers innovative miniaturization technologies and products for next-generation electronic devices.  The principal occupation of Mr. Khaykin is serving as President and Chief Executive Officer of Viavi Solutions, a leading provider of network and service enablement solutions.  Mr. McCreary is an independent management consultant and a member of the board of directors of Isola Group, a leading global material sciences company that designs, develops, manufactures and markets laminate materials used to fabricate advanced multilayer printed circuit boards.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell, Feld, Hill, Khaykin and McCreary are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP, and Starboard T LP, and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 2,669,646 Shares beneficially owned by Starboard V&O Fund is approximately $21,717,337, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 11,287,308 Shares beneficially owned by Starboard V&O Fund, as further described in Item 6 below, is approximately $41,045,586, excluding brokerage commissions.  The aggregate purchase price of the 333,725 Shares beneficially owned by Starboard S LLC is approximately $2,710,886, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 1,308,889 Shares beneficially owned by Starboard S LLC, as further described in Item 6 below, is approximately $4,757,329, excluding brokerage commissions.  The aggregate purchase price of the 180,689 Shares beneficially owned by Starboard C LP is approximately $1,468,477, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 727,225 Shares beneficially owned by Starboard C LP, as further described in Item 6 below, is approximately $2,643,254, excluding brokerage commissions.  The aggregate purchase price of the 9,545,184 Shares beneficially owned by Starboard Juliet LLC is approximately $78,582,145, excluding brokerage commissions. The aggregate purchase price of the 3,886,770 Shares beneficially owned by Starboard Select II LP is approximately $32,355,791, excluding brokerage commissions. The aggregate purchase price of the 2,955,667 Shares beneficially owned by Starboard T LP is approximately $24,604,735, excluding brokerage commissions. The aggregate purchase price of the 1,840,474 Shares held in the Starboard Value LP Account is approximately $16,147,161, excluding brokerage commissions.

The Shares purchased by each of Messrs. Hill, Khaykin and McCreary were purchased with personal funds in the open market.  The aggregate purchase price of the 2,000 Shares owned directly by Mr. Hill is approximately $17,176, excluding brokerage commissions. The aggregate purchase price of the 10,000 Shares owned directly by Mr. Khaykin is approximately $82,900, excluding brokerage commissions. The aggregate purchase price of the 25,000 Shares owned directly by Mr. McCreary is approximately $210,554, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

After discussions with each of Messrs. Hill, Khaykin and McCreary, and in view of each of Messrs. Hill’s, Khaykin’s and McCreary’s unique skill set, industry experience and industry knowledge, as exemplified by each of their biographies below, Starboard Value LP determined to retain each of Messrs. Hill, Khaykin and McCreary as an advisor in connection with its investment in the Issuer and entered into the Advisor Agreements defined and described in Item 6 below.

Rick Hill has significant public-company experience as both a senior executive and board member in areas directly relevant to the business of the Issuer. Most notably, he served as Chairman and Chief Executive Officer of Novellus Systems Inc. (“Novellus”) until its acquisition for more than $3 billion by Lam Research Corporation in June 2012, and as a member of the Board of Directors of LSI Corporation (“LSI”), a leading maker of semiconductor products for the storage and networking markets, until its acquisition by Avago for $6.6 billion in May 2014.  He has served as Chairman of the Board of Tessera Technologies, Inc. (“Tessera”) since March 2013 and as a director of Tessera since August 2012.  During his nearly 20 years leading Novellus, Mr. Hill grew annual revenues from approximately $100 million to over $1 billion. Before joining Novellus in 1993, Mr. Hill spent 12 years with Tektronix, Inc. (“Tektronix”).  He rose through the ranks of Tektronix starting as a General Manager of the Integrated Circuits division, and finishing his time as the President of the Tektronix Development Company and Tektronix Components Corporation.  Before joining Tektronix, Mr. Hill worked in a variety of engineering and management positions with General Electric Company, Motorola Solutions Inc. and Hughes Aircraft Company.  Mr. Hill currently serves as a director of Arrow Electronics, Inc. and Cabot Microelectronics Corporation and recently served as a director of Planar Systems, Inc. until around the time of its merger with Leyard Corporation.  He previously served as a director of LSI and SemiLEDs Corporation.  Mr. Hill also formed RSH Consulting upon his retirement from Novellus and provides advisory services to entities involved in operating and investing in high technology business in the United States and Asia.

Oleg Khaykin has extensive executive-level global experience in the semiconductor industry.  Mr. Khaykin recently served as President and Chief Executive Officer and as a director of International Rectifier Corporation (“IRF”), a leading maker of power semiconductors.  Mr. Khaykin joined IRF in March 2008 and led the company through a successful operational turnaround and financial restatement following the company’s announcement of an accounting investigation in 2007.  He served as CEO until the company was acquired by Infineon Technologies AG for $3 billion in January 2015.  Mr. Khaykin currently serves as President and Chief Executive Officer of Viavi Solutions, a leading provider of network and service enablement solutions.  He previously served as the Chief Operating Officer of Amkor Technology, Inc., which he joined in 2003 as Executive Vice President of Strategy and Business Development.  He also previously served as Vice President of Strategy and Business Development at Conexant Systems Inc. and its spin-off, Mindspeed Technologies Inc., where he held positions of increasing responsibilities from 1999 to 2003.  Prior to that, he was with the Boston Consulting Group, where he worked with many European and U.S. firms on a broad range of business and management issues, including revenue growth strategies, operational improvement, mergers and acquisitions, divestitures, turnarounds and restructurings.  He started his career as an engineer at Motorola, Inc.  Mr. Khaykin has served as a director of Newport Corporation since September 2010 and previously served as a director of Zarlink Semiconductor Inc. from November 2007 to October 2011. Mr. Khaykin also recently served as a Senior Advisor to Silver Lake Partners.

Jeff McCreary has significant executive and board-level public company experience, especially within the semiconductor industry.  From June 2012 to October 2014, Mr. McCreary served as a director of Integrated Device Technology, Inc. (“IDTI”), a leading maker of semiconductor products for the telecommunications, storage, networking, and computing markets, and served as its Interim President and Chief Executive Officer from August 2013 to January 2014.  Mr. McCreary is a former Senior Vice President at Texas Instruments (“TXN”), which develops analog, digital signal processing, RF and DLP semiconductor technologies.  He was the Manager of TXN’s Worldwide Sales and Marketing from 1998 through 2005, where he directed the global sales organization.  Mr. McCreary held a variety of other executive positions within Texas Instruments, including the General Manager of Advanced Logic Products and General Manager of Worldwide Military Semiconductors.  Since 2006, he has served as a director of Isola Group and previously served as its Interim President and Chief Executive Officer from August 2015 to January 2016.  From December 2011 until its acquisition by Imagination Technologies Group plc in February 2013, Mr. McCreary served as a director of MIPS Technologies, Inc., a leading provider of industry-standard processor architectures and cores for digital home, networking and mobile applications.  He also served as a director of the Gennum Corporation from 2008 until its acquisition by Semtech Corporation in March 2012.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 517,600,000 Shares outstanding, as of May 28, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 4, 2015.

A.	Starboard V&O Fund

(a)	As of the close of business on February 2, 2016, Starboard V&O Fund beneficially owned 13,956,954 Shares, including 11,287,308 Shares underlying certain call options.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 13,956,954
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,956,954
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on February 2, 2016, Starboard S LLC beneficially owned 1,642,614 Shares, including 1,308,889 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,642,614
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,642,614
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on February 2, 2016, Starboard C LP beneficially owned 907,914 Shares, including 727,225 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 907,914
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 907,914
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 907,914 Shares owned by Starboard C LP, including 727,225 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 907,914
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 907,914
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 907,914 Shares owned by Starboard C LP, including 727,225 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 907,914
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 907,914
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Starboard Juliet LLC

(a)	As of the close of business on February 2, 2016, Starboard Juliet LLC beneficially owned 9,545,184 Shares.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 9,545,184
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,545,184
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Juliet LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.	Starboard Leaders Fund

(a)	Starboard Leaders Fund, as a member of Starboard Juliet LLC, may be deemed the beneficial owner of the 9,545,184 Shares owned by Starboard Juliet LLC.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 9,545,184
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,545,184
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Juliet LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H.	Starboard Select II LP

(a)	As of the close of business on February 2, 2016, Starboard Select II LP beneficially owned 3,886,770 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,886,770
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,886,770
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Select II LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

I.	Starboard Select II GP

(a)	Starboard Select II GP, as the general partner of Starboard Select II LP, may be deemed the beneficial owner of the 3,886,770 Shares owned by Starboard Select II LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,886,770
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,886,770
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Select II GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Select II LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.	Starboard Select Fund

(a)	Starboard Select Fund, as the sole member of Starboard Select II GP, may be deemed the beneficial owner of the 3,886,770 Shares owned by Starboard Select II LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,886,770
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,886,770
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Select Fund has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Select II LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

K.	Starboard T LP

(a)	As of the close of business on February 2, 2016, Starboard T LP beneficially owned 2,955,667 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,955,667
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,955,667
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard T LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

L.	Starboard A LP

(a)
Starboard A LP, as the general partner of Starboard Leaders Fund, Starboard Select Fund and Starboard T LP and the managing member of Starboard Juliet LLC, may be deemed the beneficial owner of the (i) 9,545,184 Shares owned by Starboard Juliet LLC, (ii) 3,886,770 Shares owned by Starboard Select II LP and (iii) 2,955,667 Shares owned by Starboard T LP.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 16,387,621
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 16,387,621
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Juliet LLC, Starboard Select II LP and Starboard T LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

M.	Starboard A GP

(a)
Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the (i) 9,545,184 Shares owned by Starboard Juliet LLC, (ii) 3,886,770 Shares owned by Starboard Select II LP and (iii) 2,955,667 Shares owned by Starboard T LP.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 16,387,621
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 16,387,621
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Juliet LLC, Starboard Select II LP and Starboard T LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

N.	Starboard Value LP

(a)
As of the close of business on February 2, 2016, 1,840,474 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP, Starboard T LP, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 13,956,954 Shares owned by Starboard V&O Fund, (ii) 1,642,614 Shares owned by Starboard S LLC, (iii) 907,914 Shares owned by Starboard C LP, (iv) 9,545,184 Shares owned by Starboard Juliet LLC, (v) 3,886,770 Shares owned by Starboard Select II LP, (vi) 2,955,667 Shares owned by Starboard T LP, and (vii) 1,840,474 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 34,735,577
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 34,735,577
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP and Starboard T LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

O.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 13,956,954 Shares owned by Starboard V&O Fund, (ii) 1,642,614 Shares owned by Starboard S LLC, (iii) 907,914 Shares owned by Starboard C LP, (iv) 9,545,184 Shares owned by Starboard Juliet LLC, (v) 3,886,770 Shares owned by Starboard Select II LP, (vi) 2,955,667 Shares owned by Starboard T LP, and (vii) 1,840,474 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 34,735,577
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 34,735,577
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP and Starboard T LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

P.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 13,956,954 Shares owned by Starboard V&O Fund, (ii) 1,642,614 Shares owned by Starboard S LLC, (iii) 907,914 Shares owned by Starboard C LP, (iv) 9,545,184 Shares owned by Starboard Juliet LLC, (v) 3,886,770 Shares owned by Starboard Select II LP, (vi) 2,955,667 Shares owned by Starboard T LP, and (vii) 1,840,474 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 34,735,577
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 34,735,577
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP and Starboard T LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Q.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 13,956,954 Shares owned by Starboard V&O Fund, (ii) 1,642,614 Shares owned by Starboard S LLC, (iii) 907,914 Shares owned by Starboard C LP, (iv) 9,545,184 Shares owned by Starboard Juliet LLC, (v) 3,886,770 Shares owned by Starboard Select II LP, (vi) 2,955,667 Shares owned by Starboard T LP, and (vii) 1,840,474 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 34,735,577
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 34,735,577
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP and Starboard T LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

R.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 13,956,954 Shares owned by Starboard V&O Fund, (ii) 1,642,614 Shares owned by Starboard S LLC, (iii) 907,914 Shares owned by Starboard C LP, (iv) 9,545,184 Shares owned by Starboard Juliet LLC, (v) 3,886,770 Shares owned by Starboard Select II LP, (vi) 2,955,667 Shares owned by Starboard T LP, and (vii) 1,840,474 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 34,735,577
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 34,735,577

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP and Starboard T LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

S.	Mr. Hill

(a)	As of the close of business on February 2, 2016, Mr. Hill directly owned 2,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Hill during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

T.	Mr. Khaykin

(a)	As of the close of business on February 2, 2016, Mr. Khaykin directly owned 10,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Khaykin during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

U.	Mr. McCreary

(a)	As of the close of business on February 2, 2016, Mr. McCreary directly owned 25,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. McCreary during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

As of the close of business on February 2, 2016, the Reporting Persons collectively beneficially owned an aggregate of 34,772,577 Shares, including 13,323,422 Shares underlying certain call options, constituting approximately 6.7% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described in Item 4 above, Starboard Value LP retained each of Messrs. Hill, Khaykin and McCreary as an advisor in connection with its investment in the Issuer.  Starboard Value LP entered into advisor agreements (the “Advisor Agreements”) with each of Messrs. Hill, Khaykin and McCreary (the “Advisors”) on January 26, 2016, January 20, 2016 and January 22, 2016, respectively. Pursuant to the Advisor Agreements and in consideration for the performance of certain consulting and advisory services by the Advisors, Starboard Value LP agreed to pay each of the Advisors an upfront fee equal to $25,000 in cash.  Each of the Advisors agreed to use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Issuer, no later than ten (10) business days after receipt of such compensation, except in certain limited circumstances.

Each of Starboard V&O Fund, Starboard S LLC and Starboard C LP purchased in the over the counter market American-style call options referencing an aggregate of 11,287,308 Shares, 1,308,889 Shares and 727,225 Shares, respectively, which have an exercise price of $5.00 per Share and expire on August 9, 2017.

 Each of Starboard V&O Fund, Starboard S LLC and Starboard C LP sold short in the over the counter market European-style put options referencing an aggregate of 11,287,308 Shares, 1,308,889 Shares and 727,225 Shares, respectively, which have an exercise price of $5.00 per Share and expire on August 9, 2017.

Depending on market conditions and other factors, the Reporting Persons may alter the mix of their collective beneficial ownership position in the Issuer, which is currently composed of 21,449,155 Shares and 13,323,422 Shares underlying the American-style call options described in this Item 6, by, among other things, exercising certain of the American-style call options, purchasing or selling Shares, and/or purchasing or selling options.

On February 2, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Leaders Juliet LLC, Starboard Leaders Fund LP, Starboard Leaders Select II LP, Starboard Leaders Select II GP LLC, Starboard Leaders Select Fund LP, Starboard T Fund LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Richard S. Hill, Oleg Khaykin and Jeffrey S. McCreary, dated February 2, 2016.

99.2
Power of Attorney for Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated September 15, 2011, and Powers of Attorney for each of Richard S. Hill, Oleg Khaykin and Jeffrey S. McCreary, dated January 28, 2016.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2016

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD LEADERS JULIET LLC
By: Starboard Value A LP,
      its managing member

STARBOARD LEADERS FUND LP
By: Starboard Value A LP,
       its general partner

STARBOARD LEADERS SELECT II LP
By: Starboard Leaders Select II GP LLC,
       its general partner

STARBOARD LEADERS SELECT FUND LP
By: Starboard Value A LP,
       its general partner

STARBOARD T FUND LP
By: Starboard Value A LP,
       its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
      its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

STARBOARD LEADERS SELECT II GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Richard S. Hill, Oleg Khaykin and Jeffrey S. McCreary

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark R. Mitchell Director*

Don Seymour Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

 * Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of Common Stock	(262,845)	9.4005	12/03/2015
Sale of Common Stock	(112,649)	9.0574	12/03/2015
Sale of Common Stock	(75,099)	9.1630	12/04/2015
Sale of Common Stock	(112,649)	9.1117	12/07/2015
Purchase of Common Stock	461,400	8.5425	12/08/2015
Purchase of Common Stock	192,250	8.4594	12/09/2015
Purchase of Common Stock	76,900	8.0394	12/14/2015
Purchase of Common Stock	76,900	8.2238	12/15/2015
Purchase of Common Stock	76,900	8.2500	12/15/2015
Purchase of Common Stock	76,900	8.2463	12/15/2015
Sale of Common Stock	(405,910)	8.5600	12/16/2015
Purchase of Call Option	405,910*	3.5700	12/16/2015
Sale of Put Option	(405,910)#	0.0100	12/16/2015
Sale of Common Stock	(405,910)	8.4700	12/17/2015
Purchase of Call Option	405,910*	3.4800	12/17/2015
Sale of Put Option	(405,910)#	0.0100	12/17/2015
Sale of Common Stock	(811,820)	8.5650	12/18/2015
Purchase of Call Option	811,820*	3.5750	12/18/2015
Sale of Put Option	(811,820)#	0.0100	12/18/2015
Sale of Common Stock	(405,910)	8.5500	12/21/2015
Purchase of Call Option	405,910*	3.5600	12/21/2015
Sale of Put Option	(405,910)#	0.0100	12/21/2015
Sale of Common Stock	(405,910)	8.6800	12/22/2015
Purchase of Call Option	405,910*	3.6900	12/22/2015
Sale of Put Option	(405,910)#	0.0100	12/22/2015
Sale of Common Stock	(405,910)	8.9400	12/23/2015
Purchase of Call Option	405,910*	3.9500	12/23/2015
Sale of Put Option	(405,910)#	0.0100	12/23/2015
Sale of Common Stock	(284,138)	8.8900	12/28/2015
Purchase of Call Option	284,138*	3.9000	12/28/2015
Sale of Put Option	(284,138)#	0.0100	12/28/2015
Purchase of Common Stock	51,968	8.0951	01/07/2016
Purchase of Common Stock	77,951	8.1068	01/07/2016
Purchase of Common Stock	218,264	8.1027	01/07/2016
Purchase of Common Stock	67,558	8.2415	01/08/2016
Purchase of Common Stock	103,935	8.2426	01/08/2016

* Represents shares underlying American-style call options purchased in the over the counter market. These call options have an exercise price of $5.00 per Share and expire on August 9, 2017.
# Represents shares underlying European-style put options sold short in the over the counter market.  These put options have an exercise price of $5.00 per share and expire on August 9, 2017.

Purchase of Common Stock	58,044	8.2222	01/08/2016
Purchase of Common Stock	167,626	8.2265	01/08/2016
Purchase of Common Stock	41,574	8.2490	01/11/2016
Purchase of Common Stock	41,574	8.2463	01/11/2016
Purchase of Common Stock	103,935	8.2419	01/11/2016
Purchase of Common Stock	67,558	8.2458	01/13/2016
Purchase of Common Stock	101,726	8.2457	01/14/2016
Purchase of Common Stock	103,935	8.2453	01/14/2016
Purchase of Common Stock	8,846	8.1005	01/15/2016
Purchase of Common Stock	81,120	8.1121	01/15/2016
Purchase of Common Stock	75,712	8.1032	01/15/2016
Purchase of Common Stock	648	8.0887	01/19/2016
Purchase of Common Stock	3,543	7.8826	01/19/2016
Purchase of Common Stock	2,298	7.5253	01/20/2016
Purchase of Common Stock	27,574	7.7989	01/20/2016
Purchase of Common Stock	64,339	7.6208	01/20/2016
Purchase of Common Stock	227,486	7.6221	01/20/2016
Purchase of Common Stock	62,174	8.0826	01/21/2016
Purchase of Common Stock	74,608	8.0728	01/21/2016
Purchase of Common Stock	74,608	8.0440	01/21/2016
Purchase of Common Stock	31,087	8.2084	01/22/2016
Purchase of Common Stock	147,441	8.1893	01/25/2016
Purchase of Common Stock	39,080	8.1510	01/25/2016
Purchase of Common Stock	111,913	8.2844	01/26/2016
Purchase of Common Stock	74,608	8.3189	01/26/2016
Purchase of Common Stock	116,509	8.2540	01/27/2016
Purchase of Common Stock	58,254	8.2699	01/27/2016
Purchase of Common Stock	34,952	8.2500	01/28/2016
Purchase of Common Stock	88,547	8.2637	01/28/2016
Purchase of Common Stock	24,373	8.3806	01/28/2016
Purchase of Common Stock	6,359	8.5200	01/29/2016
Purchase of Common Stock	5,450	8.6020	01/29/2016
Purchase of Common Stock	10,901	8.7218	01/29/2016
Purchase of Common Stock	1,574	8.7934	02/01/2016
Purchase of Common Stock	9,994	8.6684	02/01/2016

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of Common Stock	(30,549)	9.4005	12/03/2015
Sale of Common Stock	(13,092)	9.0574	12/03/2015
Sale of Common Stock	(8,728)	9.1630	12/04/2015
Sale of Common Stock	(13,092)	9.1117	12/07/2015
Purchase of Common Stock	52,200	8.5425	12/08/2015
Purchase of Common Stock	21,750	8.4594	12/09/2015
Purchase of Common Stock	8,700	8.0394	12/14/2015
Purchase of Common Stock	8,700	8.2238	12/15/2015
Purchase of Common Stock	8,700	8.2500	12/15/2015
Purchase of Common Stock	8,700	8.2463	12/15/2015
Sale of Common Stock	(33,869)	8.5600	12/16/2015

Purchase of Call Option	33,869*	3.5700	12/16/2015
Sale of Put Option	(33,869)#	0.0100	12/16/2015
Sale of Common Stock	(33,869)	8.4700	12/17/2015
Purchase of Call Option	33,869*	3.4800	12/17/2015
Sale of Put Option	(33,869)#	0.0100	12/17/2015
Sale of Common Stock	(67,738)	8.5650	12/18/2015
Purchase of Call Option	67,738*	3.5750	12/18/2015
Sale of Put Option	(67,738)#	0.0100	12/18/2015
Sale of Common Stock	(33,869)	8.5500	12/21/2015
Purchase of Call Option	33,869*	3.5600	12/21/2015
Sale of Put Option	(33,869)#	0.0100	12/21/2015
Sale of Common Stock	(33,869)	8.6800	12/22/2015
Purchase of Call Option	33,869*	3.6900	12/22/2015
Sale of Put Option	(33,869)#	0.0100	12/22/2015
Sale of Common Stock	(33,869)	8.9400	12/23/2015
Purchase of Call Option	33,869*	3.9500	12/23/2015
Sale of Put Option	(33,869)#	0.0100	12/23/2015
Sale of Common Stock	(23,706)	8.8900	12/28/2015
Purchase of Call Option	23,706*	3.9000	12/28/2015
Sale of Put Option	(23,706)#	0.0100	12/28/2015
Purchase of Common Stock	6,150	8.0951	01/07/2016
Purchase of Common Stock	9,225	8.1068	01/07/2016
Purchase of Common Stock	25,830	8.1027	01/07/2016
Purchase of Common Stock	7,995	8.2415	01/08/2016
Purchase of Common Stock	12,300	8.2426	01/08/2016
Purchase of Common Stock	6,869	8.2222	01/08/2016
Purchase of Common Stock	19,837	8.2265	01/08/2016
Purchase of Common Stock	4,920	8.2490	01/11/2016
Purchase of Common Stock	4,920	8.2463	01/11/2016
Purchase of Common Stock	12,300	8.2419	01/11/2016
Purchase of Common Stock	7,995	8.2458	01/13/2016
Purchase of Common Stock	12,038	8.2457	01/14/2016
Purchase of Common Stock	12,300	8.2453	01/14/2016
Purchase of Common Stock	1,047	8.1005	01/15/2016
Purchase of Common Stock	9,600	8.1121	01/15/2016
Purchase of Common Stock	8,960	8.1032	01/15/2016
Purchase of Common Stock	2,840	8.0887	01/19/2016
Purchase of Common Stock	15,544	7.8826	01/19/2016
Purchase of Common Stock	272	7.5253	01/20/2016
Purchase of Common Stock	3,261	7.7989	01/20/2016
Purchase of Common Stock	7,609	7.6208	01/20/2016
Purchase of Common Stock	26,904	7.6221	01/20/2016
Purchase of Common Stock	7,353	8.0826	01/21/2016
Purchase of Common Stock	8,824	8.0728	01/21/2016
Purchase of Common Stock	8,824	8.0440	01/21/2016
Purchase of Common Stock	3,677	8.2084	01/22/2016

* Represents shares underlying American-style call options purchased in the over the counter market. These call options have an exercise price of $5.00 per Share and expire on August 9, 2017.
# Represents shares underlying European-style put options sold short in the over the counter market.  These put options have an exercise price of $5.00 per share and expire on August 9, 2017.

Purchase of Common Stock	17,437	8.1893	01/25/2016
Purchase of Common Stock	4,622	8.1510	01/25/2016
Purchase of Common Stock	13,235	8.2844	01/26/2016
Purchase of Common Stock	8,824	8.3189	01/26/2016
Purchase of Common Stock	13,779	8.2540	01/27/2016
Purchase of Common Stock	6,890	8.2699	01/27/2016
Purchase of Common Stock	4,134	8.2500	01/28/2016
Purchase of Common Stock	10,472	8.2637	01/28/2016
Purchase of Common Stock	2,882	8.3806	01/28/2016
Purchase of Common Stock	752	8.5200	01/29/2016
Purchase of Common Stock	645	8.6020	01/29/2016
Purchase of Common Stock	1,290	8.7218	01/29/2016
Purchase of Common Stock	186	8.7934	02/01/2016
Purchase of Common Stock	1,183	8.6684	02/01/2016

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of Common Stock	(16,952)	9.4005	12/03/2015
Sale of Common Stock	(7,265)	9.0574	12/03/2015
Sale of Common Stock	(4,843)	9.1630	12/04/2015
Sale of Common Stock	(7,265)	9.1117	12/07/2015
Purchase of Common Stock	29,400	8.5425	12/08/2015
Purchase of Common Stock	12,250	8.4594	12/09/2015
Purchase of Common Stock	4,900	8.0394	12/14/2015
Purchase of Common Stock	4,900	8.2238	12/15/2015
Purchase of Common Stock	4,900	8.2500	12/15/2015
Purchase of Common Stock	4,900	8.2463	12/15/2015
Sale of Common Stock	(19,146)	8.5600	12/16/2015
Purchase of Call Option	19,146*	3.5700	12/16/2015
Sale of Put Option	(19,146)#	0.0100	12/16/2015
Sale of Common Stock	(19,146)	8.4700	12/17/2015
Purchase of Call Option	19,146*	3.4800	12/17/2015
Sale of Put Option	(19,146)#	0.0100	12/17/2015
Sale of Common Stock	(38,292)	8.5650	12/18/2015
Purchase of Call Option	38,292*	3.5750	12/18/2015
Sale of Put Option	(38,292)#	0.0100	12/18/2015
Sale of Common Stock	(19,146)	8.5500	12/21/2015
Purchase of Call Option	19,146*	3.5600	12/21/2015
Sale of Put Option	(19,146)#	0.0100	12/21/2015
Sale of Common Stock	(19,146)	8.6800	12/22/2015
Purchase of Call Option	19,146*	3.6900	12/22/2015
Sale of Put Option	(19,146)#	0.0100	12/22/2015
Sale of Common Stock	(19,146)	8.9400	12/23/2015
Purchase of Call Option	19,146*	3.9500	12/23/2015
Sale of Put Option	(19,146)#	0.0100	12/23/2015
Sale of Common Stock	(13,403)	8.8900	12/28/2015

* Represents shares underlying American-style call options purchased in the over the counter market. These call options have an exercise price of $5.00 per Share and expire on August 9, 2017.
# Represents shares underlying European-style put options sold short in the over the counter market.  These put options have an exercise price of $5.00 per share and expire on August 9, 2017.

Purchase of Call Option	13,403*	3.9000	12/28/2015
Sale of Put Option	(13,403)#	0.0100	12/28/2015
Purchase of Common Stock	3,383	8.0951	01/07/2016
Purchase of Common Stock	5,074	8.1068	01/07/2016
Purchase of Common Stock	14,207	8.1027	01/07/2016
Purchase of Common Stock	4,397	8.2415	01/08/2016
Purchase of Common Stock	6,765	8.2426	01/08/2016
Purchase of Common Stock	3,778	8.2222	01/08/2016
Purchase of Common Stock	10,910	8.2265	01/08/2016
Purchase of Common Stock	2,706	8.2490	01/11/2016
Purchase of Common Stock	2,706	8.2463	01/11/2016
Purchase of Common Stock	6,765	8.2419	01/11/2016
Purchase of Common Stock	4,397	8.2458	01/13/2016
Purchase of Common Stock	6,621	8.2457	01/14/2016
Purchase of Common Stock	6,765	8.2453	01/14/2016
Purchase of Common Stock	576	8.1005	01/15/2016
Purchase of Common Stock	5,280	8.1121	01/15/2016
Purchase of Common Stock	4,928	8.1032	01/15/2016
Purchase of Common Stock	992	8.0887	01/19/2016
Purchase of Common Stock	5,430	7.8826	01/19/2016
Purchase of Common Stock	151	7.5253	01/20/2016
Purchase of Common Stock	1,812	7.7989	01/20/2016
Purchase of Common Stock	4,228	7.6208	01/20/2016
Purchase of Common Stock	14,946	7.6221	01/20/2016
Purchase of Common Stock	4,085	8.0826	01/21/2016
Purchase of Common Stock	4,902	8.0728	01/21/2016
Purchase of Common Stock	4,902	8.0440	01/21/2016
Purchase of Common Stock	2,043	8.2084	01/22/2016
Purchase of Common Stock	9,687	8.1893	01/25/2016
Purchase of Common Stock	2,568	8.1510	01/25/2016
Purchase of Common Stock	7,353	8.2844	01/26/2016
Purchase of Common Stock	4,902	8.3189	01/26/2016
Purchase of Common Stock	7,655	8.2540	01/27/2016
Purchase of Common Stock	3,828	8.2699	01/27/2016
Purchase of Common Stock	2,297	8.2500	01/28/2016
Purchase of Common Stock	5,818	8.2637	01/28/2016
Purchase of Common Stock	1,601	8.3806	01/28/2016
Purchase of Common Stock	414	8.5200	01/29/2016
Purchase of Common Stock	355	8.6020	01/29/2016
Purchase of Common Stock	709	8.7218	01/29/2016
Purchase of Common Stock	102	8.7934	02/01/2016
Purchase of Common Stock	651	8.6684	02/01/2016

* Represents shares underlying American-style call options purchased in the over the counter market. These call options have an exercise price of $5.00 per Share and expire on August 9, 2017.
# Represents shares underlying European-style put options sold short in the over the counter market.  These put options have an exercise price of $5.00 per share and expire on August 9, 2017.

STARBOARD LEADERS JULIET LLC

Purchase of Common Stock	188,499	8.0951	01/07/2016
Purchase of Common Stock	282,750	8.1068	01/07/2016
Purchase of Common Stock	791,699	8.1027	01/07/2016
Purchase of Common Stock	245,050	8.2415	01/08/2016
Purchase of Common Stock	377,000	8.2426	01/08/2016
Purchase of Common Stock	210,542	8.2222	01/08/2016
Purchase of Common Stock	608,023	8.2265	01/08/2016
Purchase of Common Stock	150,800	8.2490	01/11/2016
Purchase of Common Stock	150,800	8.2463	01/11/2016
Purchase of Common Stock	377,000	8.2419	01/11/2016
Purchase of Common Stock	245,050	8.2458	01/13/2016
Purchase of Common Stock	368,986	8.2457	01/14/2016
Purchase of Common Stock	377,000	8.2453	01/14/2016
Purchase of Common Stock	71,317	8.1005	01/15/2016
Purchase of Common Stock	654,000	8.1121	01/15/2016
Purchase of Common Stock	610,400	8.1032	01/15/2016
Purchase of Common Stock	104,271	8.0887	01/19/2016
Purchase of Common Stock	570,639	7.8826	01/19/2016
Purchase of Common Stock	1,980	7.5253	01/20/2016
Purchase of Common Stock	23,766	7.7989	01/20/2016
Purchase of Common Stock	55,454	7.6208	01/20/2016
Purchase of Common Stock	196,070	7.6221	01/20/2016
Purchase of Common Stock	60,750	8.0826	01/21/2016
Purchase of Common Stock	72,900	8.0728	01/21/2016
Purchase of Common Stock	72,900	8.0440	01/21/2016
Purchase of Common Stock	30,375	8.2084	01/22/2016
Purchase of Common Stock	144,065	8.1893	01/25/2016
Purchase of Common Stock	38,185	8.1510	01/25/2016
Purchase of Common Stock	109,350	8.2844	01/26/2016
Purchase of Common Stock	72,900	8.3189	01/26/2016
Purchase of Common Stock	97,900	8.2540	01/27/2016
Purchase of Common Stock	48,950	8.2699	01/27/2016
Purchase of Common Stock	173,000	8.2540	01/27/2016
Purchase of Common Stock	86,500	8.2699	01/27/2016
Purchase of Common Stock	29,370	8.2500	01/28/2016
Purchase of Common Stock	74,404	8.2637	01/28/2016
Purchase of Common Stock	20,480	8.3806	01/28/2016
Purchase of Common Stock	51,900	8.2500	01/28/2016
Purchase of Common Stock	131,480	8.2637	01/28/2016
Purchase of Common Stock	36,190	8.3806	01/28/2016
Purchase of Common Stock	44,345	8.5200	01/29/2016
Purchase of Common Stock	38,010	8.6020	01/29/2016
Purchase of Common Stock	76,020	8.7218	01/29/2016
Purchase of Common Stock	99,295	8.5200	01/29/2016
Purchase of Common Stock	85,110	8.6020	01/29/2016
Purchase of Common Stock	170,220	8.7218	01/29/2016
Purchase of Common Stock	5,585	8.7934	02/01/2016
Purchase of Common Stock	12,506	8.7934	02/01/2016
Purchase of Common Stock	35,454	8.6684	02/01/2016
Purchase of Common Stock	79,394	8.6684	02/01/2016
Purchase of Common Stock	124,440	8.7498	02/02/2016
Purchase of Common Stock	166,335	8.6800	02/02/2016
Purchase of Common Stock	414,385	8.7217	02/02/2016
Purchase of Common Stock	32,010	8.7498	02/02/2016
Purchase of Common Stock	42,787	8.6800	02/02/2016
Purchase of Common Stock	106,593	8.7217	02/02/2016

STARBOARD LEADERS SELECT II LP

Purchase of Common Stock	203,100	8.0826	01/21/2016
Purchase of Common Stock	243,720	8.0728	01/21/2016
Purchase of Common Stock	243,720	8.0440	01/21/2016
Purchase of Common Stock	101,550	8.2084	01/22/2016
Purchase of Common Stock	481,639	8.1893	01/25/2016
Purchase of Common Stock	127,661	8.1510	01/25/2016
Purchase of Common Stock	365,580	8.2844	01/26/2016
Purchase of Common Stock	243,720	8.3189	01/26/2016
Purchase of Common Stock	327,200	8.2540	01/27/2016
Purchase of Common Stock	163,600	8.2699	01/27/2016
Purchase of Common Stock	98,160	8.2500	01/28/2016
Purchase of Common Stock	248,672	8.2637	01/28/2016
Purchase of Common Stock	68,448	8.3806	01/28/2016
Purchase of Common Stock	112,945	8.5200	01/29/2016
Purchase of Common Stock	96,810	8.6020	01/29/2016
Purchase of Common Stock	193,620	8.7218	01/29/2016
Purchase of Common Stock	14,229	8.7934	02/01/2016
Purchase of Common Stock	90,336	8.6684	02/01/2016
Purchase of Common Stock	81,540	8.7498	02/02/2016
Purchase of Common Stock	108,992	8.6800	02/02/2016
Purchase of Common Stock	271,528	8.7217	02/02/2016

STARBOARD T FUND LP

Purchase of Common Stock	154,450	8.0826	01/21/2016
Purchase of Common Stock	185,340	8.0728	01/21/2016
Purchase of Common Stock	185,340	8.0440	01/21/2016
Purchase of Common Stock	77,224	8.2084	01/22/2016
Purchase of Common Stock	366,270	8.1893	01/25/2016
Purchase of Common Stock	97,080	8.1510	01/25/2016
Purchase of Common Stock	278,010	8.2844	01/26/2016
Purchase of Common Stock	185,340	8.3189	01/26/2016
Purchase of Common Stock	248,800	8.2540	01/27/2016
Purchase of Common Stock	124,400	8.2699	01/27/2016
Purchase of Common Stock	74,640	8.2500	01/28/2016
Purchase of Common Stock	189,088	8.2637	01/28/2016
Purchase of Common Stock	52,047	8.3806	01/28/2016
Purchase of Common Stock	85,890	8.5200	01/29/2016
Purchase of Common Stock	73,620	8.6020	01/29/2016
Purchase of Common Stock	147,240	8.7218	01/29/2016
Purchase of Common Stock	10,818	8.7934	02/01/2016
Purchase of Common Stock	68,680	8.6684	02/01/2016
Purchase of Common Stock	62,010	8.7498	02/02/2016
Purchase of Common Stock	82,886	8.6800	02/02/2016
Purchase of Common Stock	206,494	8.7217	02/02/2016

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Sale of Common Stock	(39,654)	9.4005	12/03/2015
Sale of Common Stock	(16,994)	9.0574	12/03/2015
Sale of Common Stock	(11,330)	9.1630	12/04/2015
Sale of Common Stock	(16,994)	9.1117	12/07/2015
Purchase of Common Stock	57,000	8.5425	12/08/2015

Purchase of Common Stock	23,750	8.4594	12/09/2015
Purchase of Common Stock	9,500	8.0394	12/14/2015
Purchase of Common Stock	9,500	8.2238	12/15/2015
Purchase of Common Stock	9,500	8.2500	12/15/2015
Purchase of Common Stock	9,500	8.2463	12/15/2015
Sale of Common Stock	(41,075)	8.5600	12/16/2015
Purchase of Cash-Settled Total Return Swap	41,075	8.5600	12/16/2015
Sale of Common Stock	(41,075)	8.4700	12/17/2015
Purchase of Cash-Settled Total Return Swap	41,075	8.4700	12/17/2015
Sale of Common Stock	(82,150)	8.5650	12/18/2015
Purchase of Cash-Settled Total Return Swap	82,150	8.5650	12/18/2015
Sale of Common Stock	(41,075)	8.5500	12/21/2015
Purchase of Cash-Settled Total Return Swap	41,075	8.5500	12/21/2015
Sale of Common Stock	(41,075)	8.6800	12/22/2015
Purchase of Cash-Settled Total Return Swap	41,075	8.6800	12/22/2015
Sale of Common Stock	(41,075)	8.9400	12/23/2015
Purchase of Cash-Settled Total Return Swap	41,075	8.9400	12/23/2015
Sale of Common Stock	(28,753)	8.8900	12/28/2015
Purchase of Cash-Settled Total Return Swap	28,753	8.8900	12/28/2015
Purchase of Common Stock	299	7.5253	01/20/2016
Purchase of Common Stock	3,587	7.7989	01/20/2016
Purchase of Common Stock	8,370	7.6208	01/20/2016
Purchase of Common Stock	29,594	7.6221	01/20/2016
Purchase of Common Stock	8,088	8.0826	01/21/2016
Purchase of Common Stock	9,706	8.0728	01/21/2016
Purchase of Common Stock	9,706	8.0440	01/21/2016
Purchase of Common Stock	4,044	8.2084	01/22/2016
Purchase of Common Stock	19,181	8.1893	01/25/2016
Purchase of Common Stock	5,084	8.1510	01/25/2016
Purchase of Common Stock	14,559	8.2844	01/26/2016
Purchase of Common Stock	9,706	8.3189	01/26/2016
Purchase of Common Stock	15,157	8.2540	01/27/2016
Purchase of Common Stock	7,578	8.2699	01/27/2016
Purchase of Common Stock	4,547	8.2500	01/28/2016
Purchase of Common Stock	11,519	8.2637	01/28/2016
Purchase of Common Stock	3,171	8.3806	01/28/2016
Purchase of Common Stock	676,578	8.9250	02/01/2016
Sale of Cash-Settled Total Return Swap	(676,578)	8.9075	02/01/2016
Sale of Cash-Settled Total Return Swap	(1,000,000)	8.7778	02/02/2016
Purchase of Common Stock	1,000,000	8.7872	02/02/2016

RICHARD S. HILL

Purchase of Common Stock	2,000	8.5879	01/29/2016

OLEG KHAYKIN

Purchase of Common Stock	10,000	8.2900	01/28/2016

JEFFREY S. MCCREARY

Purchase of Common Stock	3,000	7.5500	01/20/2016
Purchase of Common Stock	2,000	7.5383	01/20/2016
Purchase of Common Stock	10,000	8.2800	01/28/2016